UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C., 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Medical Action Industries, Inc.

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

58449L100

(CUSIP Number)

Alexander M. Liberman
Medline Industries, Inc.
One Medline Place
Mundelein, Illinois 60060
Telephone no. (847) 949-3015

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

November 9, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 58449L100

1)	Name of Reporting Persons
Charles N. Mills
2)	Check the Appropriate Box if a Member of a Group
	(See Instructions)	(a) ☒ (b) ☐
3)	SEC Use Only
4)	Source of Funds (See Instructions)
PF
5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	☐
6)	Citizenship or Place of Organization
United States
Number of	7)	Sole Voting Power
Shares		57,000
Beneficially	8)	Shared Voting Power
Owned by		944,366
Each	9)	Sole Dispositive Power
Reporting		57,000
Person	10)	Shared Dispositive Power
With		944,366

11)	Aggregate Amount Beneficially Owned by Each Reporting Person
1,001,366
12)	Check if the Aggregate Amount in Row (11)
	Excludes Certain Shares (See Instructions)	☐
13)	Percent of Class Represented by Amount in Row (11)
6.2%(1)
14)	Type of Reporting Person (See Instructions)
IN

(1)  The percentage is calculated based on the total of 16,123,786 of the Issuer's shares of common stock, par value $0.001 per share, outstanding as of November 5, 2009 as disclosed in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on November 6, 2009.

CUSIP NO. 58449L100

1)	Name of Reporting Persons
Charles Mills - S Trust No. 2 Dtd 2/15/1986, Alexander M. Liberman, Trustee
2)	Check the Appropriate Box if a Member of a Group
	(See Instructions)	(a) ☒ (b) ☐
3)	SEC Use Only
4)	Source of Funds (See Instructions)
PF
5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	☐
6)	Citizenship or Place of Organization
United States
Number of	7)	Sole Voting Power
Shares		0
Beneficially	8)	Shared Voting Power
Owned by		7,125
Each	9)	Sole Dispositive Power
Reporting		0
Person	10)	Shared Dispositive Power
With		7,125

11)	Aggregate Amount Beneficially Owned by Each Reporting Person
7,125
12)	Check if the Aggregate Amount in Row (11)
Excludes Certain Shares (See Instructions) ☐
13)	Percent of Class Represented by Amount in Row (11)
Less than 1%(1)
14)	Type of Reporting Person (See Instructions)
OO

(1)  The percentage is calculated based on the total of 16,123,786 of the Issuer's shares of common stock, par value $0.001 per share, outstanding as of November 5, 2009 as disclosed in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on November 6, 2009.

CUSIP NO. 58449L100

1)	Name of Reporting Persons
Alexander M. Liberman
2)	Check the Appropriate Box if a Member of a Group
	(See Instructions)	(a) ☒ (b) ☐
3)	SEC Use Only
4)	Source of Funds (See Instructions)
00
5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	☐
6)	Citizenship or Place of Organization
United States
Number of	7)	Sole Voting Power
Shares		0
Beneficially	8)	Shared Voting Power
Owned by		12,875
Each	9)	Sole Dispositive Power
Reporting		0
Person	10)	Shared Dispositive Power
With		12,875

11)	Aggregate Amount Beneficially Owned by Each Reporting Person
12,875
12)	Check if the Aggregate Amount in Row (11)
Excludes Certain Shares (See Instructions) ☐
13)	Percent of Class Represented by Amount in Row (11)
Less than 1%(1)
14)	Type of Reporting Person (See Instructions)
IN

(1)  The percentage is calculated based on the total of 16,123,786 of the Issuer's shares of common stock, par value $0.001 per share, outstanding as of November 5, 2009 as disclosed in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on November 6, 2009.

CUSIP NO. 58449L100

1)	Name of Reporting Persons
Kristen Mills
2)	Check the Appropriate Box if a Member of a Group
	(See Instructions)	(a) ☒ (b) ☐
3)	SEC Use Only
4)	Source of Funds (See Instructions)
PF
5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	☐
6)	Citizenship or Place of Organization
United States
Number of	7)	Sole Voting Power
Shares		19,250
Beneficially	8)	Shared Voting Power
Owned by		0
Each	9)	Sole Dispositive Power
Reporting		19,250
Person	10)	Shared Dispositive Power
With		0

11)	Aggregate Amount Beneficially Owned by Each Reporting Person
19,250
12)	Check if the Aggregate Amount in Row (11)
Excludes Certain Shares (See Instructions) ☐
13)	Percent of Class Represented by Amount in Row (11)
Less than 1%(1)
14)	Type of Reporting Person (See Instructions)
IN

(1)  The percentage is calculated based on the total of 16,123,786 of the Issuer's shares of common stock, par value $0.001 per share, outstanding as of November 5, 2009 as disclosed in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on November 6, 2009.

CUSIP NO. 58449L100

1)	Name of Reporting Persons
Adam Mills Minors Trust Dtd 5/15/2008, Alexander M. Liberman, Trustee
2)	Check the Appropriate Box if a Member of a Group
	(See Instructions)	(a) ☒ (b) ☐
3)	SEC Use Only
4)	Source of Funds (See Instructions)
PF
5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	☐
6)	Citizenship or Place of Organization
United States
Number of	7)	Sole Voting Power
Shares		0
Beneficially	8)	Shared Voting Power
Owned by		5,750
Each	9)	Sole Dispositive Power
Reporting		0
Person	10)	Shared Dispositive Power
With		5,750

11)	Aggregate Amount Beneficially Owned by Each Reporting Person
5,750
12)	Check if the Aggregate Amount in Row (11)
Excludes Certain Shares (See Instructions) ☐
13)	Percent of Class Represented by Amount in Row (11)
Less than 1%(1)
14)	Type of Reporting Person (See Instructions)
OO

(1)  The percentage is calculated based on the total of 16,123,786 of the Issuer's shares of common stock, par value $0.001 per share, outstanding as of November 5, 2009 as disclosed in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on November 6, 2009.

CUSIP NO. 58449L100

1)	Name of Reporting Persons
James S. Mills
2)	Check the Appropriate Box if a Member of a Group
	(See Instructions)	(a) ☒ (b) ☐
3)	SEC Use Only
4)	Source of Funds (See Instructions)
PF
5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	☐
6)	Citizenship or Place of Organization
United States
Number of	7)	Sole Voting Power
Shares		147,612
Beneficially	8)	Shared Voting Power
Owned by		975,140
Each	9)	Sole Dispositive Power
Reporting		147,612
Person	10)	Shared Dispositive Power
With		975,140

11)	Aggregate Amount Beneficially Owned by Each Reporting Person
1,122,752
12)	Check if the Aggregate Amount in Row (11)
Excludes Certain Shares (See Instructions) ☐
13)	Percent of Class Represented by Amount in Row (11)
7.0%(1)
14)	Type of Reporting Person (See Instructions)
IN

(1)  The percentage is calculated based on the total of 16,123,786 of the Issuer's shares of common stock, par value $0.001 per share, outstanding as of November 5, 2009 as disclosed in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on November 6, 2009.

CUSIP NO. 58449L100

1)	Name of Reporting Persons
Andrew GST Trust Dtd 4/4/2003
2)	Check the Appropriate Box if a Member of a Group
	(See Instructions)	(a) ☒ (b) ☐
3)	SEC Use Only
4)	Source of Funds (See Instructions)
PF
5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	☐
6)	Citizenship or Place of Organization
United States
Number of	7)	Sole Voting Power
Shares		0
Beneficially	8)	Shared Voting Power
Owned by		30,774
Each	9)	Sole Dispositive Power
Reporting		0
Person	10)	Shared Dispositive Power
With		30,774

11)	Aggregate Amount Beneficially Owned by Each Reporting Person
30,774
12)	Check if the Aggregate Amount in Row (11)
Excludes Certain Shares (See Instructions) ☐
13)	Percent of Class Represented by Amount in Row (11)
Less than 1%(1)
14)	Type of Reporting Person (See Instructions)
OO

(1)  The percentage is calculated based on the total of 16,123,786 of the Issuer's shares of common stock, par value $0.001 per share, outstanding as of November 5, 2009 as disclosed in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on November 6, 2009.

CUSIP NO. 58449L100

1)	Name of Reporting Persons
Andrew J. Mills
2)	Check the Appropriate Box if a Member of a Group
	(See Instructions)	(a) ☒ (b) ☐
3)	SEC Use Only
4)	Source of Funds (See Instructions)
00
5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	☐
6)	Citizenship or Place of Organization
United States
Number of	7)	Sole Voting Power
Shares		0
Beneficially	8)	Shared Voting Power
Owned by		30,774
Each	9)	Sole Dispositive Power
Reporting		0
Person	10)	Shared Dispositive Power
With		30,774

11)	Aggregate Amount Beneficially Owned by Each Reporting Person
30,774
12)	Check if the Aggregate Amount in Row (11)
Excludes Certain Shares (See Instructions) ☐
13)	Percent of Class Represented by Amount in Row (11)
Less than 1%(1)
14)	Type of Reporting Person (See Instructions)
IN

(1)  The percentage is calculated based on the total of 16,123,786 of the Issuer's shares of common stock, par value $0.001 per share, outstanding as of November 5, 2009 as disclosed in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on November 6, 2009.

CUSIP NO. 58449L100

1)	Name of Reporting Persons
Medline Industries, Inc.
2)	Check the Appropriate Box if a Member of a Group
	(See Instructions)	(a) ☒ (b) ☐
3)	SEC Use Only
4)	Source of Funds (See Instructions)
WC
5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	☐
6)	Citizenship or Place of Organization
United States
Number of	7)	Sole Voting Power
Shares		0
Beneficially	8)	Shared Voting Power
Owned by		944,366
Each	9)	Sole Dispositive Power
Reporting		0
Person	10)	Shared Dispositive Power
With		944,366

11)	Aggregate Amount Beneficially Owned by Each Reporting Person
944,366
12)	Check if the Aggregate Amount in Row (11)
Excludes Certain Shares (See Instructions) ☐
13)	Percent of Class Represented by Amount in Row (11)
5.9%(1)
14)	Type of Reporting Person (See Instructions)
CO

(1)  The percentage is calculated based on the total of 16,123,786 of the Issuer's shares of common stock, par value $0.001 per share, outstanding as of November 5, 2009 as disclosed in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on November 6, 2009.

Item 1.  Security and Issuer.

This statement relates to the common stock, par value $0.001 per share (the "Common Stock"), of Medical Action Industries, Inc., a Delaware corporation (the "Company"). The Company's principal executive offices are located at 500 Expressway Drive South, Brentwood, New York 11717.

Item 2.  Identity and Background.

This Amendment No. 1 to Schedule 13D is being filed jointly by: Charles N. Mills; the Charles Mills - S Trust No. 2 Dtd 2/15/1986, Alexander M. Liberman, Trustee; Alexander M. Liberman; Kristen Mills; the Adam Mills Minors Trust Dated 5/15/2008, Alexander M. Liberman, Trustee; James S. Mills; the Andrew GST Trust Dtd 4/4/2003; Andrew J. Mills; and Medline Industries, Inc., an Illinois corporation (collectively, the "Reporting Persons").

(a)           This statement is filed by Charles N. Mills.

(b)           Business Address:  One Medline Place, Mundelein, Illinois 60060.

(c)           Principal Occupation:  Chief Executive Officer of Medline Industries, Inc.

(d)           Mr. Mills has not, during the last five years, been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

(e)           Mr. Mills has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            Citizenship:  United States.

(a)           This statement is filed by Charles Mills - S Trust No. 2 Dtd 2/15/1986, Alexander M. Liberman, Trustee (the "Mills Trust #2").

(b) State of Organization:	Illinois
Address of Principal Office:	700 South Ridge
Lake Forest, Illinois 60045

(c)           Principal Business:  Not applicable.

(d)           The Mills Trust #2 has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           The Mills Trust #2 has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(a)           This statement is filed by Alexander M. Liberman.

(b)          Business Address:    One Medline Place
 Mundelein, Illinois 60060

(c)           Principal Occupation:  General Counsel and Chief Compliance Officer of Medline Industries, Inc.

(d)           Mr. Liberman has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           Mr. Liberman has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(a)           This statement is filed by Kristen Mills.

(b)          Residence Address:        700 South Ridge
   Lake Forest, Illinois 60045

(c)           Principal Occupation:  Homemaker

(d)          Ms. Mills has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           Ms. Mills has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Citizenship:  United States.

(a)           This statement is filed by the Adam Mills Minors Trust Dtd 5/15/2008, Alexander M. Liberman, Trustee (the "Adam Mills Minors Trust").

(b)           State of Organization:                  Illinois
Address of Principal Office:        700 South Ridge
 Lake Forest, Illinois 60045

(c)           Principal Business:  Not applicable.

(d)          The Adam Mills Minors Trust has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           The Adam Mills Minors Trust has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(a)           This statement is filed by James S. Mills.

(b)          Business Address:  One Medline Place, Mundelein, Illinois 60060.

(c)           Principal Occupation:  Co-Chairman of the Board of Medline Industries, Inc.

(d)          Mr. Mills has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           Mr. Mills has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Citizenship:  United States.

(a)           This statement is filed by the Andrew GST Trust Dtd 4/3/2003, Andrew J. Mills and James S. Mills, Co-Trustees (the "Andrew GST Trust").

(b)           State of Organization:                  Illinois
Address of Principal Office:        2479 Woodbridge Lane
 Highland Park, Illinois 60035

(c)           Principal Business:  Not applicable.

(d)           The Andrew GST Trust has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           The Andrew GST Trust has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(a)           This statement is filed by Andrew J. Mills.

(b)           Business Address:      One Medline Place
Mundelein, Illinois 60060

(c)           Principal Occupation:  President of Medline Industries, Inc.

(d)           Mr. Mills has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           Mr. Mills has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(a)           This statement is filed by Medline Industries, Inc. ("Medline")

(b)           State of Organization:  Illinois

(c)           Principal Business:  Medline is America's largest privately-held national manufacturer of health care supplies and services.  Medline manufactures and distributes over 100,000 medical products, encompassing medical-surgical items and one of the largest textile lines in the industry.

Address of Principal Office:      One Medline Place
Mundelein, Illinois 60060

(d)           Medline has not, during the last five years, been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.  To the knowledge of Medline, none of the executive officers and directors of Medline has, during the last five years, been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

(e)           Medline has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction the result of which was or is subject to (i) a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) a finding of any violation with respect to federal or state securities laws.  To the knowledge of Medline, none of the executive officers and directors of Medline has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction the result of which subjected him or her to (i) a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) a finding of any violation with respect to federal or state securities laws.

Please see Appendix A filed with this Amendment No. 1 to Schedule 13D for Identity and Background items 2(a), (b) and (c) of each of the executive officers and directors of Medline, which information is incorporated by reference into this Item 2.

Item 3.  Source and Amount of Funds or Other Consideration.

The source and the amount of funds or other consideration used by each of the Reporting Persons in obtaining the shares of the Common Stock he, she or it purchased, as described herein, is as follows:

Between June 2, 2008 and October 30, 2008, Charles N. Mills purchased an aggregate of 202,450 shares of the Common Stock at an average purchase price of approximately $12.54 per share and an aggregate purchase price of approximately $2,538,723.

Between June 26, 2009 and November 9, 2009, Charles N. Mills sold an aggregate of 145,450 shares of the Common Stock at an average sale price of approximately $12.38 per share and an aggregate sale price of approximately $1,800,972.80.

Between August 12, 2008 and January 30, 2009, the Mills Trust #2 purchased 18,475 shares of the Common Stock at a purchase price of approximately $11.46 per share and an aggregate purchase price of approximately $211,723.50.

Between June 26, 2009 and August 6, 2009, the Mills Trust #2 sold 11,350 shares of the Common Stock at an average sale price of approximately $12.43 per share and an aggregate sale price of approximately $141,145.

Between July 14, 2008 and October 7, 2008, Kristin Mills purchased an aggregate of 19,250 shares of the Common Stock at an average purchase price of $10.52 per share and an aggregate purchase price of approximately $202,510.

Between July 14, 2008 and January 12, 2009, the Adam Mills Minors Trust purchased an aggregate of 5,750 shares of the Common Stock at an average purchase price of approximately $9.89 per share and an aggregate purchase price of approximately $56,867.50.

Between June 2, 2008 and February 18, 2009, James S. Mills purchased an aggregate of 147,612 shares of the Common Stock at an average purchase price of approximately $9.81 per share and an aggregate purchase price of approximately $1,448,073.72.

Between June 18, 2008 and November 25, 2008, the Andrew GST Trust purchased an aggregate of 45,874 shares of the Common Stock at an average purchase price of approximately $10.40 per share and an aggregate purchase price of approximately $477,089.50.

Between September 14, 2009 and September 24, 2009, the Andrew GST Trust sold an aggregate of 15,100 shares of the Common Stock at an average sale price of approximately $12.68 per share and an aggregate sale price of approximately $191,492.30.

Between June 18, 2008 and March 23, 2009, Medline purchased an aggregate of 944,366 shares of the Common Stock at an average purchase price of approximately $6.21 per share and an aggregate purchase price of approximately $5,864,512.86.

All purchases of the Common Stock were made in open market transactions with personal funds of each of the Reporting Persons, who are individuals or trusts and working capital of Medline.  These funds may, at any given time, include margin loans made by brokerage firms in the ordinary course of business.  The Reporting Persons purchased a total of 1,383,777 shares of the Common Stock for an aggregate price of approximately $10,677,255 in approximately 56 open-market transactions between June 2, 2008 and March 23, 2009, and sold a total of 171,900 shares of the Common Stock for an aggregate price of $2,133,610.10 between June 2009 and November 2009.

To the knowledge of Medline, this Item is inapplicable to the executive officers and directors listed on Appendix A other than Charles N. Mills and James S. Mills, to the extent those officers and directors are not Reporting Persons, due to the fact that none of these other executive officers and directors has purchased any shares of the Common Stock of the Company.

Item 4.  Purpose of Transaction.

The Reporting Persons have acquired the Common Stock for investment purposes.  On several occasions preceding the date of this Amendment No. 1 to Schedule 13D, most recently on March 18, 2009, Charles N. Mills held discussions on various topics with Paul D. Meringolo, the Chairman of the Board, Chief Executive Officer and President of the Company.  In the course of each of these discussions, Mr. Mills inquired as to whether the Company would be interested in a possible strategic transaction with Medline, to which Mr. Meringolo responded each time in the negative.  As of the date of this Amendment No. 1 to Schedule 13D, none of the Reporting Persons, nor any of the other executive officers and/or directors of Medline, has any plans to acquire additional shares of Common Stock of the Company.  The Reporting Persons may dispose of additional shares of Common Stock, depending on market conditions.  These plans may change in the future depending on several factors, including the prospects of the Company, general market and economic conditions and other factors deemed relevant.

Except as set forth above, none of the Reporting Persons, nor any of the other officers and/or directors of Medline listed on Appendix A hereto, has any plans or proposals which relate to or would result in any of the following:

(a)           The acquisition of additional securities of the Company, or the disposition of securities of the Company;

(b)           An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company;

(c)           A sale or transfer of a material amount of assets of the Company;

(d)           Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)           Any material change in the present capitalization or dividend policy of the Company;

(f)           Any other material change in the Company's business or corporate structure;

(g)           Changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h)           Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association;

(i)           A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)           Any action similar to those enumerated above.

In addition, Medline and the Company have a commercial relationship which is not material to either party.

Item 5.  Interest in Securities of the Issuer.

(a)              The Reporting Persons beneficially own, in the aggregate, 1,211,877shares of Common Stock, representing approximately 7.5% of the shares of Common Stock presently outstanding.  The percentage is calculated based on the total of 16,123,786 of the Issuer's shares of common stock, par value $0.001 per share, outstanding as of November 5, 2009 as disclosed in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on November 6, 2009 (the "Outstanding Shares").  Each of the Reporting Persons may be deemed to beneficially own shares of Common Stock as follows:

Name of Reporting Persons	Number of Shares of Common Stock	Approximate Percentage of Outstanding Shares

Charles N. Mills	1,001,366	6.2%
Charles Mills - S Trust No. 2 Dtd 2/15/1986, Alexander M. Liberman, Trustee	7,125	*
Alexander M. Liberman	12,875	*
Kristen Mills	19,250	*
Adam Mills Minors Trust Dtd 5/15/2008, Alexander M. Liberman, Trustee	5,750
James S. Mills	1,122,752	7.0%
Andrew GST Trust Dtd 4/3/2003	30,774	*
Andrew J. Mills	30,774	*
Medline Industries, Inc.	944,366	5.9%

*Less than 1%

(b)           Medline shares the power to vote and dispose of its 944,366 shares with each of Charles N. Mills and James S. Mills, its Chief Executive Officer and Co-Chairman of the Board, respectively.

Mills Trust #2 shares the power to vote and dispose of its 7,125 shares with Alexander M. Liberman, its trustee.

Adam Minors Trust shares the power to vote and dispose of its 5,750 shares with Alexander M. Liberman, its trustee.

Andrew GST Trust shares the power to vote and dispose of its 30,774 shares with Andrew J. Mills and James S. Mills, its co-trustees.

(c)           Schedule A annexed hereto lists all of the transactions in the Company's Common Stock in the last 60 days by the Reporting Persons.

(d)           Not applicable.

(e)           Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Each of the Reporting Persons has executed a Joint Filing Agreement, dated as of March 25, 2009 (the “Joint Filing Agreement”), in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, pursuant to which each of such persons granted a power of attorney in favor of Andrew J. Mills to execute on his, her or its behalf this Amendment No. 1 to Schedule 13D and all further amendments hereto and such other documents in connection therewith, and to file the same with the SEC on his, her or its behalf.

None of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) among themselves or with any other person with respect to any shares of Common Stock of the Company, including but not limited to transfer or voting of any of the shares of Common Stock of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting or investment power over the shares of Common Stock of the Company.

Item 7. Material to be Filed as Exhibits.

7.1           Joint Filing Agreement (incorporated by reference to Exhibit 7.1 to Schedule 13D filed by the Reporting Persons on March 27, 2009).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 9, 2009	/s/ Andrew J.Mills
Andrew J. Mills, as Attorney-in-Fact for Charles N. Mills

Charles Mills - S Trust No. 2 Dtd 2/15/1986, Alexander M. Liberman, Trustee

Dated: November 9, 2009	By:	/s/ Andrew J. Mills
Andrew J. Mills as Attorney-in-Fact for Alexander M. Liberman, Trustee

Dated: November 9, 2009	/s/ Andrew J. Mills
Andrew J. Mills, as Attorney-in-Fact for Alexander M. Liberman

Dated: November 9, 2009	/s/ Andrew J. Mills
Andrew J. Mills, as Attorney-in-Fact for Kristin Mills

Adam Mills Minors Trust Dated 5/15/2008, Alexander M. Liberman, Trustee

Dated: November 9, 2009	By:	/s/ Andrew J. Mills
Andrew J. Mills as Attorney-in-Fact for Alexander M. Liberman, Trustee

Dated: November 9, 2009	/s/ Andrew J. Mills
Andrew J. Mills as Attorney-in-Fact for James S. Mills

Andrew GST Trust Dtd 4/3/2003

Dated: November 9, 2009	By:	/s/ Andrew J. Mills
Name: Andrew J. Mills
Title: Co-Trustee

Dated: November 9, 2009	/s/ Andrew J. Mills
Andrew J. Mills

Medline Industries, Inc.

Dated: November 9, 2009	By:	/s/ Andrew J. Mills
Andrew J. Mills as Attorney-in-Fact
for Charles N. Mills, Chief Executive
Officer

EXHIBIT INDEX

Exhibit No.	Document

7.1.
Joint Filing Agreement pursuant to Rule 13d-1(k), including Power of Attorney granted to Andrew J. Mills to sign Schedule 13D and all amendments thereto and to file the same with the Securities and Exchange Commission, and other documents in connection therewith, on behalf of Charles N. Mills, Charles Mills - S Trust No. 2 Dtd 2/15/1986, Alexander M. Liberman, Trustee, Alexander M. Liberman, Kristen Mills, Andrew Mills Minors Trust Dtd 5/15/2008, Alexander M. Liberman, Trustee, James S. Mills, Andrew GST Trust Dtd 4/3/2003, Andrew J. Mills and Medline Industries, Inc.  (incorporated by reference to Exhibit 7.1 to Schedule 13D filed by the Reporting Persons on March 27, 2009).

APPENDIX A

Executive Officers and Directors of Medline Industries, Inc.

Names and Titles of Medline Executive Officers and Directors	Principal Occupation of Employment and Business of Principal Employer	Business or Residence Address; Citizenship

Charles N. Mills	Chief Executive Officer	One Medline Place, Mundelein, Illinois 60060; United States
Andrew J. Mills	President	One Medline Place, Mundelein, Illinois 60060; United States
James D. Abrams	Chief Operating Officer and Secretary	One Medline Place, Mundelein, Illinois 60060; United States
William K. Abington	President of Operations	One Medline Place, Mundelein, Illinois 60060; United States
James S. Mills	Co-Chairman of the Board	One Medline Place, Mundelein, Illinois 60060; United States
Jonathan M. Mills	Co-Chairman of the Board	One Medline Place, Mundelein, Illinois 60060; United States

SCHEDULE A

Purchases and Sales of Shares Effected by the Reporting Persons
and Other Executive Officers and/or Directors of
Medline Industries, Inc. Within the Last 60 Days

Sales of Shares effected by Charles N. Mills in the last 60 days:

Date	Number of Shares Purchased (Sold)	Price Per Share($)	Approximate Aggregate Price($)(1)

11/6/09	(10,000)	11.5747	115,747.00
11/9/09	(16,400)	12.4982	204,970.48

(1)  Excludes commissions and other execution-related costs.

Sales of Shares effected by Andrew GST Trust Dtd 4/4/2003 in the last 60 days:

Date	Number of Shares Purchased (Sold)	Price Per Share($)	Approximate Aggregate Price($)(1)

9/14/09	(100)	12.30	1,230.00
9/16/09	(5,000)	12.40	62,000.00
9/16/09	(1,300)	12.30	15,990.00
9/16/09	(3,700)	12.30	31,980.00
9/24/09	(5,000)	13.35	14,665.00

(1)  Excludes commissions and other execution-related costs.

All sales listed on this Schedule A were made in the open market.